UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31929 / December 8, 2015

In the Matter of	:
	:
THL CREDIT, INC.	:
THL CREDIT HOLDINGS, INC.	:
THL CREDIT DIRECT LENDING FUND III LLC	:
THL CREDIT ADVISORS LLC	:
THL CREDIT SENIOR LOAN STRATEGIES LLC	:
	:
100 Federal St., 31st Floor	:
Boston, MA 02110	:
	:
(812-14256)	:
	:

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

THL Credit, Inc., THL Credit Holdings, Inc., THL Credit Direct Lending Fund III LLC, THL
Credit Advisors LLC and THL Credit Senior Loan Strategies LLC, filed an application on
December 23, 2013, and amendments to the application on February 10, 2015, May 20, 2015,
September 11, 2015, and November 6, 2015, requesting an order under sections 17(d) and 57(i)
of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit
certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule
17d-1 under the Act. The order would permit a business development company and certain other
closed-end management investment companies to co-invest in portfolio companies with each
other and with certain affiliated investment funds.

On November 10, 2015, a notice of the filing of the application was issued (Investment
Company Act Release No. 31899). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Company and the affiliated investment funds in
the proposed transactions is consistent with the provisions, policies and purposes of the Act and
is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by THL Credit, Inc., et al. (File No. 812-14256) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary